Rule 22c-2 Shareholder Information Agreement
This Shareholder Information Agreement (“Agreement”) is entered into as of April 16, 2007, and is among Principal Funds Distributor, Inc. (“Distributor”) on behalf of each Fund, as defined below, and the Intermediary, as defined below. Unless otherwise specified, capitalized terms have the meaning set out under “Definitions,” below.
WHEREAS, Intermediary is a “financial intermediary” as that term is defined in Rule 22c-2 under the Investment Company Act of 1940, as amended (the “1940 Act”); and
WHEREAS, Distributor serves as the principal underwriter to the Funds; and
WHEREAS, Distributor and Intermediary wish to enter into this Agreement in accordance with Rule 22c-2 under the 1940 Act.
NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, Distributor and Intermediary hereby agree as follows:
1.     Shareholder Information
1.1     Agreement to Provide Information. Intermediary agrees to provide the Fund or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”) and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account, and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund or its designee, Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.
1.1.1     Period Covered by Request. Requests must set forth a specific period, not to exceed ninety (90) days from the date of the request, for which transaction information is sought. The Fund or its designee may request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

(a)	Timing of Requests. Requests from the Fund or its designee for Shareholder information shall be made no
2.     Restriction of Trading
2.1     Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund or its designee to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund or its designee as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Fund or its designee for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund. Unless otherwise directed by the Fund or its designee, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary.

2.1.1     Form of Instructions. Instructions must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.
2.1.2 Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five business days after Intermediary receives the instructions.
2.1.3 Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund or its designee that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.
2.2     Construction of the Agreement; Participation Agreements. The parties have entered into one or more agreements between or among them governing the purchase and redemption of shares of the Funds in connection with the Contracts (collectively, “Participation Agreements”). This Agreement supplements those Participation Agreements. To the extent the terms of this Agreement conflict with the terms of a Participation Agreement with regard to the requirements of Rule 22c-2, the terms of this Agreement shall control.
3.     Miscellaneous Provisions
3.1     Requests prior to October 16, 2007. Intermediary shall be able to promptly respond to requests for Shareholder information by no later than October 16, 2007. Information requests prior to October 16, 2007, shall be governed by whatever
3.2     Termination. This Agreement will terminate upon the termination of the Participation Agreements and redemption of all shares in the Fund held by the Intermediary.
3.3     Indemnification. Distributor agrees to indemnify and hold Intermediary harmless from any and all liability, claim, loss, demand, damages, costs and expenses (including reasonable attorneys’ fees) arising in connection with a third party claim or action brought against Intermediary as a result of any unauthorized disclosure of a shareholder’s taxpayer identification number provided to the Fund or its designee in response to a request for information pursuant to the terms of this Agreement (“Losses”). Distributor shall not be liable for Losses unless the Intermediary has provided adequate written notice to Distributor promptly after the summons or other first legal process. In addition, Distributor will be entitled to participate in, at its own expense, or shall be entitled to assume the defense thereof, consistent with the terms of the Participation Agreement.

3.4     Force Majeure. The parties to this Agreement are excused from performance and shall not be liable for any delay in performance or non-performance, in whole or in part, caused by the occurrence of any event or contingency beyond the control of the parties including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, and acts of war or terrorism. Each party so affected shall promptly give written notice to the other parties and shall use its best efforts to resume performance. Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of such force majeure event.
4.     Definitions
As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the context:
The term “Intermediary” means: (i) the insurance company separate accounts listed on Attachment A of this Agreement (which is a part of this Agreement) as well as those identified in Schedule A of the Participation Agreement to which Distributor and Intermediary are parties, as such Participation Agreement may be amended from time to time; and (ii) the life insurance company depositor of such separate accounts.
The tern “Fund” shall mean each series of Principal Variable Contracts Fund, Inc. in which Intermediary invests and includes: (i) an administrator for the Fund; (ii) the principal underwriter or distributor for the Fund; and (iii) the transfer agent for the Fund. The term does not include any “excepted funds” as defined in Rule 22c-2(b) under the 1940 Act.
The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by a Fund under the 1940 Act that are held by Intermediary.
The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by Intermediary (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a Contract.
The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) as part of a one-time step-up in Contract value pursuant to a Contract death benefit; (iv) as part of an allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) as pre-arranged transfers at the conclusion of a required free look period.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.
The term “written” includes electronic writings.

IN WITNESS WHEREOF, each party has caused a duly authorized officer or representative to execute this Agreement.

PRINCIPAL FUNDS DISTRIBUTOR, INC.

By: /s/ Mike Beer
Name: Mike Beer
Title: Executive Vice President

PRINCIPAL LIFE INSURANCE COMPANY,
on behalf of itself and the Separate Accounts
referenced in this Agreement

By: /s/ Sara Wiener
Name: Sara Wiener
Title: Director -- Product Mgmt

Attachment A to Rule 22c-2 Shareholder Information Agreement

The Insurance Company:

Principal Life Insurance Company

The Separate Accounts:

Principal Life Insurance Company Separate Account B
Principal Life Insurance Company Variable Life Separate Account